Filed by Golub Capital BDC, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Golub Capital BDC 3, Inc.
Commission File No. 814-01244

On January 17, 2024, Golub Capital BDC, Inc. (“GBDC”) held a conference call to discuss GBDC's proposed acquisition of Golub Capital BDC 3, Inc. ("GBDC 3"). The following is the transcript of GBDC's January 17, 2024 conference call discussing GBDC's proposed acquisition of GBDC 3.

Presentation

Operator

Hello everyone, and welcome to GBDC's Special Investor Conference Call, related to the proposed merger between Golub Capital BDC, Inc. and Golub Capital BDC 3, Inc.

Before we begin, I'd like to take a moment to remind our listeners that remarks made during this call may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts made during this call, may constitute forward-looking statements and are not guarantees of future performance or results, and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in GBDC's SEC filings.

For materials we intend to refer to on today's earnings call, please visit the Investor Resources tab on the home page of our website, which is www.golubcapitalbdc.com and click on the Events/Presentations link. Our earnings release is also available on our website in the Investor Resources section. As a reminder, this call is being recorded.

With that, I'm pleased to turn the call over to David Golub, Chief Executive Officer of GBDC.

David Golub

Hello everybody, and thanks for joining us today.

I'm joined by Chris Ericson, our Chief Financial Officer; and Matt Benton, our Chief Operating Officer.

We're pleased to announce today that GBDC has entered into a merger agreement with Golub Capital BDC 3 or GBDC 3 for short. Our goal in today's call is to explain the rationale for the merger, to announce a reduction in GBDC's incentive fee rate in connection with the merger and to talk about the expected implications for GBDC going forward. We posted a short presentation about the proposed merger on GBDC's website, and we'll be referring to that presentation throughout the call today. After we go through our prepared remarks, we'll be happy to take your questions.

Let's start with some context. Our philosophy about issuing new GBDC shares, it's been consistent since the company's IPO in April of 2010. And the framework's simple. We strive to issue new shares if it's good for existing stockholders, it's good for new stockholders and it's good for GBDC. It's got to be good for all three. Long time GBDC stockholders will recall that this is the framework that we applied to GBDC's merger with Golub Capital Investment Corporation, which we also sometimes refer to as GBDC 2, which we announced in November of 2018.

We think the merger with GBDC 2 has proven to be a win-win-win. It was good for GBDC stockholders, it was good for GBDC 2 stockholders and it was good for GBDC. So we applied that same framework throughout our process of evaluating a potential merger with GBDC 3. GBDC's Board, along with the independent directors’ financial advisor, legal counsel, we went through a careful methodical process and concluded that a merger with GBDC 3 meets the frameworks criteria and results in a very exciting opportunity for GBDC.

Let me walk you through the terms of the proposed merger, and then let me review why GBDC's Board and our advisors believe it's compelling. Let's turn to Slide 4, which briefly describes the transaction. The transaction is structured as a stock-for-stock merger. And each GBDC 3 stockholder will be receiving a number of GBDC shares that's going to be determined at closing. I'll talk in a few moments about how that exchange ratio will be determined.

The combined company will continue to trade under the ticker, GBDC. And while post-merger, GBDC is going to look a lot like pre-merger GBDC, one important difference is that post-merger GBDC's income and capital gains incentive fee rates is going to be lower. It's going to go from 20% to 15%. The reduction in incentive fee rates will become permanent when the merger closes, but it's going to be effective as of January 1, 2024, as GC Advisors has agreed to unilaterally waive incentive fees above 15% for periods during the pendency of the merger.

We'll talk about this fee structure change in more detail later, but we think this change is very significant. It not only better aligns the manager with stockholders but it positions GBDC to deliver leading risk-adjusted returns over different economic and rate cycles, given our core focus on investing at the top of the capital structure by first-lien, first-out senior secured floating rate loans to resilient companies backed by partnership-oriented private equity sponsors.

GBDC's standalone earnings power has increased meaningfully in the context of higher base rates. This increased level of profitability was further enhanced by our decision to reduce the base management fee to 1% last summer. GBDC's earnings power is going to be further meaningfully increased via this merger and via the incentive fee reduction to 15% from 20%.

Given this increase in earnings power, the Board approved and declared an increase in the quarterly base distribution per share from $0.37 per share to $0.39 per share beginning with the March 2024 distribution. The Board expects to continue to apply its supplementary distribution framework to the degree earnings for the fiscal quarter ended December 31, 2023 exceed the $0.37 per share quarterly distribution that was paid on December 29, 2023.

Moreover the Board announced its intention to declare a series of special distributions related to undistributed taxable income. These special distributions are expected to be paid in three equal quarterly installments of $0.05 per share for a total of $0.15 per share. And the first of these special distributions is expected to have a record date shortly after the proposed merger closes, with the next two in subsequent quarters.

That said, the Board reserves the right to revisit its intentions with respect to the dividend if market conditions or GBDC's prospects change materially. As for next steps, the immediate next step is that GBDC and GBDC 3 expect to file a joint proxy and registration statement in February and begin the process of soliciting stockholder approval for the merger. The transaction's anticipated to close in the second calendar quarter of 2024, subject to regulatory and stockholder approvals and other customary closing conditions.

Now let me pass the microphone to Matt Benton, who's going to detail the proposed merger consideration and how it's designed to deliver a win-win. Matt's also going to go over the merger rationale in more detail.

Matthew Benton

Thanks, David.

Let's turn now to Slide 5 to discuss the proposed merger consideration. The transaction contemplates GBDC issuing shares to GBDC 3 stockholders in exchange for their GBDC 3 shares. The exchange ratio will be determined by a formula.

Before we go through the math of the exchange ratio, let me describe the logic behind the formula. At a high level, the merger has been structured to be NAV neutral to GBDC at a minimum with the potential to be NAV accretive, depending on GBDC's ultimate share price at the time of the merger closing. In essence, the formula does a couple of things. First, the formula gives GBDC 3 stockholders' consideration at least equal to GBDC 3's NAV per share at closing.

Second, if GBDC is trading at a premium to its NAV per share immediately prior to closing, the formula gives GBDC 3 stockholders' incremental consideration up to a limit. In other words, if GBDC 3 issued shares that are premium to its NAV in the proposed transaction, it would be accretive to GBDC. A portion of that accretion would flow to GBDC 3 stockholders in the form of incremental merger consideration via a premium paid.

Slide 5 shows how the math works out in three representative scenarios and using September 30, 2023 NAVs as a proxy for NAVs determined at merger close. The only difference between these scenarios is the assumption for GBDC's market price per share and corresponding price to NAV ratio at the time the exchange ratio is ultimately determined.

In scenario 1, GBDC's price to NAV ratio is less than or equal to 100%. In this case, the exchange ratio reflects a simple NAV-for-NAV exchange. GBDC 3's NAV per share divided by GBDC's NAV per share. Here the hypothetical exchange ratio is 0.9787, based on GBDC 3's $14.70 NAV per share divided by GBDC's $15.02 NAV per share. GBDC 3 investors would receive 0.9787 shares of GBDC in exchange for each GBDC 3 share.

In scenario 2, GBDC's price-to-NAV ratio is between 100% and 106%. The example on the slide is based on GBDC price to NAV ratio of 103.2%. In other words, it's assumed that GBDC trades at a 3.2% premium to NAV immediately prior to closing.

In this case, half of the 3.2% premium or approximately 1.6% is added to GBDC 3's NAV per share in the numerator of the exchange ratio. In the denominator of the exchange ratio is GBDC's stock price, not its NAV per share.

The middle column on the bottom of the slide shows that GBDC 3 stockholders receive 0.9635 shares of GBDC for each of their shares of GBDC 3 in scenario 2. Since the assumed market value of GBDC shares in this scenario is $15.50, GBDC 3 stockholders receive approximately $14.93 per share of market value consideration. This represents a 1.6% premium to GBDC 3's NAV per share of $14.70. Meanwhile GBDC shareholders enjoy NAV accretion of 50 basis points.

In scenario 3, GBDC's price to NAV ratio is assumed to be greater than or equal to 106%. It's 109.9% in the example on the slide. The exchange ratio math is similar to Scenario 2, but the numerator is capped at a 3% premium to GBDC 3's NAV per share. In scenario 3, each share of GBDC 3 is exchanged for 0.9176 shares of GBDC, which have a market value of $16.50 per share. GBDC 3 stockholders therefore receive $15.14 per share of market value consideration or a 3% premium to GBDC 3's NAV per share. GBDC stockholders enjoy NAV accretion of 2.2%. We'd be happy to walk you through the math if you have any questions.

Let's turn now to Slide 6, where we've highlighted six reasons why we believe the proposed merger with GBDC 3 is compelling. First, GBDC's investment portfolio at fair value is expected to increase by 47% from approximately $5.5 billion to approximately $8.1 billion. We expect the increased scale of post-merger GBDC to deliver a number of benefits, including improved trading liquidity, broader research analyst coverage and greater institutional ownership. At the same time, the investment portfolio of the combined company will remain largely the same and will stay granular and highly diversified.

Over 99% of GBDC 3's portfolio company investments as of September 30, 2023, overlap with those of GBDC. Think about this transaction as GBDC effectively buying more of existing loans than it already has.

A third anticipated benefit of the preferred merger is that we expect the combined company to have better access to long-term debt capital on attractive terms. For example, larger BDCs have historically had lower borrowing costs in the institutional unsecured debt market because they can issue larger, more liquid bond tranches.

Fourth, the proposed merger is immediately accretive to GBDC's adjusted net investment income per share, primarily because of the incentive fee rate reductions announced in connection with the merger. We estimate that the reduction in the incentive fee will add $0.03 to $0.04 of adjusted NII per share per quarter. This translates to approximately $0.13 per share annually. We'll drill down into the math behind that calculation in a bit.

Additionally, we believe the combined company will have incremental leverage capacity. The merger will act as a deleveraging event for GBDC given GBDC 3 runs at a lower financial leverage ratio. Pro forma GAAP leverage of the combined company is expected to be approximately 1.10x compared to 1.24x for standalone GBDC as of September 30, 2023.

Fifth, the consideration structure of the proposed merger has the potential to be accretive to GBDC's net asset value per share. At a high level, the merger has been structured to be NAV neutral to GBDC at a minimum with the potential to be nicely NAV accretive depending on GBDC's ultimate share price at the time of the merger close.

Finally, we expect operational synergies from eliminating redundant expenses, which also supports the enhanced profitability profile post merger.

Now let me introduce Chris Ericson to help us take a closer look at GBDC 3. Chris?

Christopher Ericson

Thanks, Matt.

GBDC 3 is a non-traded BDC, externally managed by GC Advisors, the same investment adviser as GBDC’s. GBDC 3 commenced operations in October 2017, and held the final closing for its private placement in April of 2022, with investor commitments totaling approximately $1.4 billion. GBDC 3 was designed for long-term oriented institutional investors. It counts marquee pension funds, insurance companies, endowments and foundations among its stockholders.

As of September 30, 2023, GBDC 3 had an investment portfolio of over $2.6 billion, consisting primarily of floating-rate first lien, senior secured loans to healthy, resilient middle-market companies that are backed by partnership-oriented private equity sponsors. In fact, there is enormous overlap between the GBDC 3 portfolio and the GBDC portfolio as we will discuss in a moment, given the identical investment strategy.

GBDC 3 has performed well for its stockholders. Since its inception in 2017, GBDC 3 has delivered an average annualized quarterly return on equity of 8.8% and a net IRR of 8.4%. GBDC 3 has had only one quarter with a negative return on equity that was due to the COVID dislocation in the quarter ended March 31, 2020, and performance recovered nicely over the rest of the 2020 calendar year. As with GBDC, we believe GBDC 3's strong inception-to-date performance reflects the strong credit quality of its portfolio. GBDC 3 has had net realized and unrealized gains on its investments for 19 out of 24 quarters since inception.

As of September 30, 2023, approximately 90% of GBDC 3's investment portfolio at fair value is represented by internal performance ratings of 4 or 5, the top two categories on GC Advisors internal performance rating scale. As a reminder, these categories represent loans that are performing as expected or better than expected at underwriting. Less than 0.1% of the portfolio at fair value was rated in categories 1 and 2. That's even lower than is the case for GBDC.

Similarly, in respect of nonaccruals, only two GBDC 3 portfolio company investments, representing less than 0.1% of the portfolio at fair value, were nonaccrual status as of September 30, 2023. That also is lower than for GBDC.

So why do we believe a merger with GBDC 3 is compelling for GBDC stockholders? I'm going to turn the floor back over to Matt to take a closer look at the six elements we outlined earlier.

Matthew Benton

Thanks, Chris.

Turning to Slide 8. Let's talk first about scale. The proposed merger with GBDC 3 will add $2.7 billion of assets to GBDC's portfolio based on fair value as of September 30, 2023. The $8.5 billion of assets of the combined company would make it the fifth largest externally managed and publicly-traded BDC in the market. The combined company would also be the second largest publicly-traded BDC with a strategy primarily focused on first lien, senior secure lending.

We believe the increased scale of the combined company is likely to deliver a number of advantages to GBDC stockholders. For example, we expect shares in the combined company will be more liquid than shares in standalone GBDC. Our analysis shown on Slide 9 suggests that larger BDCs tend to have higher average daily trading volumes. Greater liquidity generally gives existing stockholders greater flexibility to manage their investments and it could attract new investors who want a more liquid vehicle than standalone GBDC.

Slide 10 shows that GBDC experienced a 210% increase in its average daily trading volume after its merger with GBDC 2 closed in 2019. While GBDC 3 represents a smaller percentage of GBDC's premerger market cap than GBDC 2 did in 2019, we'd expect a further increase in GBDC's average daily trading volume as a result of this merger. We think that will be a very good dynamic for our stockholders over time.

I'm going to hand it back over to Chris now to speak to the relative portfolio overlap.

Christopher Ericson

Thanks, Matt.

Turning to Slide 11, although GBDC will be substantially larger post-merger, we expect little to change about its investment portfolio. As of September 30, 2023, over 99% of GBDC 3's portfolio company investments overlapped with those of GBDC. This is no surprise, GBDC 3 has the same investment strategy, investment adviser and management team as GBDC. Post-merger GBDC will continue to have a granular, highly diversified portfolio.

On the bottom right of the slide, you can see that the pro forma investment portfolio of the combined company has an average position size of 30 basis points and the top 10 investments constitute 15% of the portfolio at fair value, right in line with GBDC today.

Slide 12 drills down a level further to show that the pro forma investment portfolio of the combined company looks a lot like GBDC's current portfolio, in terms of asset mix, GC Advisors internal performance ratings, nonaccruals and industry diversification.

A couple of dynamics I'd call attention to. First, investments with internal performance ratings of 4 and 5 will increase on a pro forma basis from 85.2% on a standalone basis for GBDC to 86.7%. Category rated 3 investments will drop from 14.6% to 13.1% and investments rated 1 and 2 will decrease from 30 basis points to 20 basis points.

Second, nonaccrual investments as a percentage of total debt investments at fair value will decrease from 1.2% to 0.9%. While we expect little fundamental change to the asset side of GBDC's balance sheet, we believe the combined company will be well positioned to further improve its liability profile.

Slide 13 shows that the increased scale of post-merger GBDC may enable better access to a wider range of debt funding solutions on potentially better terms compared to standalone GBDC. In our view, the biggest advantage of scale for the liability profile post-merger GBDC is likely to come from lower cost unsecured debt. Larger BDCs generally have historically had lower borrowing costs in the institutional unsecured debt market because they can issue larger, more liquid bond tranches.

We believe post-merger GBDC may have other opportunities to leverage its scale to optimize its debt funding, such as by consolidating bank lender relationships and issuing securitizations more efficiently. Matt is going to discuss the pro forma fee structure in more detail now.

Matthew Benton

Thanks, Chris.

Another expected benefit of the proposed merger is that it's immediately accretive to GBDC's adjusted NII per share. This accretion primarily results from the reduction of GBDC's incentive fee rates from 20% to 15% in connection with the merger.

Slide 14 shows that all other aspects of GBDC's fee structure remain unchanged and well aligned with the interest of GBDC stockholders. Also, please think about this reduction to the incentive fee in the context of GBDC's recent reduction to its base management fee from 1.375% to 1% that we announced in August 2023. We believe the combination of these fee reductions makes GBDC the gold standard in the industry from a fee structure perspective.

Slide 15 compares post-merger GBDC with the 10 largest externally managed publicly-traded BDC by market capitalization, excluding GBDC. GBDC has the lowest management fee, the lowest incentive fee, the highest hurdle rate and the most shareholder-friendly incentive fee cap.

So why does this matter? Because it structurally creates meaningful excess relative return for our stockholders and it allows GBDC to generate market-leading risk-adjusted returns across different economic and interest rate cycles, all while continuing to remain focused on our core investment strategy at the top of the capital structure in first-lien, first-out senior secured sponsor-backed floating rate loans. We think this is a powerful value proposition.

The analysis on Slide 16 shows the earnings accretion that results from the incentive fee reduction from 20% to 15%. We believe GBDC's pro forma adjusted NII per share will increase by about $0.03 or $0.04 per quarter or about $0.13 annually. This translates to approximately 90 basis points of incremental adjusted NII ROAE. Combined with the base management fee reduction that took effect for the 9/30/2023 quarter, post-merger GBDC is expected to sustainably earn an incremental $0.05 to $0.07 of quarterly adjusted NII per share compared to standalone GBDC as of June 30, 2023.

To conclude on the fee structure amendment discussion, let's take a minute to understand what this means in totality for existing and prospective investors in GBDC's equity. Let's turn to Slide 17. As I just mentioned, GBDC's adjusted NII ROAE for the quarter ended September 30, 2023, would have been 14.3% when adjusting for the new 15% income incentive fee. When compared against the universe of public BDC peer returns, 14.3% is very near the top of the peer group even though GBDC's portfolio is unusual, given its predominantly senior secured orientation.

Here's the bottom line as we see it. Pro forma for the merger, GBDC will have one of the highest return profiles among the BDC peer group and achieve this positioning with greater relative exposure to high-performing first lien senior secured loans.

Now let's turn to Slide 18, where we provide additional context around the level of GBDC NAV accretion, potentially attainable as a result of the merger. First and foremost, at the very least, this deal will not be dilutive to GBDC's NAV per share before transaction expenses and other merger-related adjustments. The ultimate level of potential NAV accretion is really dependent on how high GBDC's stock price trades prior to the merger date.

Let's bring that statement to life with some numbers. Based upon the financials of GBDC and GBDC 3 as of September 30, 2023, if GBDC were to trade in the current markets today at $15.90 per share, which is the current average price target of the Wall Street analyst community or approximately a 6% premium to GBDC's current NAV per share, then we would expect approximately $0.15 per share or approximately 1% of NAV accretion, while simultaneously delivering a premium value to GBDC 3 stockholders.

Let's go a step further. If we were to close the merger today and GBDC traded at a 10% premium to its current $15.02 NAV per share then the deal would deliver approximately $0.34 per share or 2.2% of NAV accretion. Higher market prices result in additional NAV accretion to GBDC and more value delivered to GBDC 3 stockholders.

Finally, let's turn to Slide 19. We expect the combined company to realize operating synergies from eliminating redundant professional services and other corporate expenses. We estimate annual cost savings of around $1.2 million, which corresponds to a 6% reduction in combined operating expenses.

Let me now pass the microphone back to David to conclude. David?

David Golub

Thanks, Matt.

So let me sum things up. We believe the combination of GBDC and GBDC 3 has the potential to repeat the success of GBDC's acquisition of GBDC 2. The combined company's investment strategy is going to remain the same. We're going to stay focused on floating-rate, first lien, senior secured loans to healthy resilient middle-market companies backed by strong partnership-oriented private equity sponsors. The post-merger investment portfolio will also be largely the same as its current portfolio. It will also be highly granular, well-diversified and performing well from a credit perspective.

The combined company would be the fifth largest externally managed publicly-traded BDC based on total assets as of September 30, 2023. We believe post-merger, GBDC will gain a variety of advantages from its increased scale, advantages like greater trading liquidity and access to a wider range of levers for optimizing its debt capital structure. The proposed merger would be immediately accretive to GBDC's net investment income per share, primarily because of the incentive fee rate reduction announced in connection with the transaction. The fee structure of the combined company will set the gold standard for public BDCs.

Moreover, the merger consideration is structured in a way that's potentially accretive to NAV if GBDC stock trades at a premium to NAV at the time of the merger. In short, we believe the proposed merger with GBDC 3 is a win for GBDC stockholders, a win for GBDC 3 stockholders and a win for GBDC.

With that, we're happy to open the floor and take your questions. Operator, can you please open the line?

Question-and-Answer Session

Operator

Thank you. [Operator Instructions] Your first question comes from the line of Finian O'Shea with Wells Fargo Securities. Your line is open.

Q - Finian O'Shea

Hey, everyone. Good morning. Congratulations. We talked a bit about the merger premium, and I appreciate that detail. But can you touch on sort of the market risk to the downside? BDCs are trading pretty well right now and maybe they won't be in a few months, say the space and/or GBDC is around 90% or so. Are there mechanisms to keep the deal on schedule and/or are the shareholders and Boards still onboard with it under those circumstances? Thank you.

A - David Golub

Thanks, Fin. So the structure of the merger is designed to be flexible. If the BDC sector starts to move down and GBDC is trading at below NAV, then the way the structure works is that the merger would proceed on a NAV for NAV basis. Now it still requires shareholder approval from both sets of shareholders. And so we need to be in a situation where shareholders in both companies view the transaction as being value accretive under those different circumstances.

Q - Finian O'Shea

Sure. One more, if I may.

A - David Golub

Sure, go ahead, Fin.

Q - Finian O'Shea

On the incentive fee cap, you footnote that the cap is prospective, so no change to the cumulative threshold. But I believe you're above, if you can remind us of that, and any color on the level that you are in would be helpful? But does the change in capital -- in the capital base move that number up or down meaningfully? If you follow, I'm trying to determine the cumulative gain position above the cap threshold, and if that changes.

A - David Golub

Yes. There will be no calculated change in the threshold as a consequence of the merger. What I suggest is why don't we follow-up with you offline on that calculation as of September 30, which is all public and calculable.

Q - Finian O'Shea

Okay, thanks so much.

Operator

Your next question comes from the line of Erick Miller with Vanguard. Your line is open.

Q - Erick Miller

Thank you. Thanks for the call guys. I cover you guys from the bondholder side. And I'm just kind of curious, I'm looking at slide 13, you give the pro forma mix of your debt cap structure, unsecured notes still above 40%. And I saw today that Fitch put you guys on watch for a downgrade after just upgrading you back in December on your last successful bond issuance. I'm just wondering if you can help me understand kind of what the discussions with Fitch specifically might have been that they kind of have a different take on how you're looking at unsecured? Or did they miss something?

A - David Golub

Look, I think Fitch is just – this is my opinion, I think Fitch is looking for us to show that we're going to continue to have unsecured constitute a meaningful portion of the capital structure on a go-forward basis post-merger because GBDC 3's proportion of unsecured is lower. I think they're looking for us to issue more unsecured so that on a combined basis we will be back in the zone that we're in right now at GBDC. So nothing surprised me here about the Fitch announcement. And I think that we're in a position where we can be responsive to where they're looking for us to go.

A - Matthew Benton

Hey, David, this is Matt. I would just jump in there and also add, think about it in the context of Fitch looking at GBDC with its BBB flat credit rating, which is higher than the majority of the peer universe, and effectively a higher standard associated with that higher credit rating.

Q - Erick Miller

Okay. So we should just expect I guess, the next time you need to raise some debt funding, it's likely you'll be in the unsecured market. Is that fair?

A - Matthew Benton

Yes. Look, as David had said -- oh, go forward, David.

A - David Golub

No, you go Matt.

A - Matthew Benton

Yes. Listen, as David said, we view the funding from unsecured notes as a meaningful portion of our overall funding structure. If you look historically since GBDC became an issuer in this market, we've always operated sort of in that 45% to 50% range. We like that level. We think that level feels really good. So as we move through the potential merger, assuming it closes, you should assume that we will continue to target where we've operated over time.

Q - Erick Miller

Okay, great. Thanks for the color.

Operator

[Operator Instructions] As there are no further questions at this time, I will turn the call to David Golub for any closing remarks.

End of Q&A

David Golub

Thank you, operator, and thanks everybody, for taking some time to visit with us today and hear more about the merger plan. As always, if you have any questions that we didn't get to today or new ones that come up, please feel free to reach out. Look forward to catching up with you at our next quarterly earnings call. Thanks everybody for attending.

Operator

This concludes today's conference call. We thank you for joining. You may now disconnect your lines.

Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this communication may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including those described from time to time in filings with the Securities and Exchange Commission. GBDC undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GBDC 3 and GBDC (the “Merger”), along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, each of GBDC 3 and GBDC intend to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a joint proxy statement of GBDC and GBDC 3 and a prospectus of GBDC (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GBDC 3 AND GBDC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GBDC 3, GBDC, THE MERGER AND THE PROPOSALS.

Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GBDC, from GBDC’s website at http://www.golubcapitalbdc.com.

Participants in the Solicitation

GBDC 3 and GBDC and their respective directors, executive officers and certain other members of management and employees of GC Advisors LLC and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GBDC 3 and GBDC in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GBDC 3 and GBDC stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.